

January 25, 2011

Paul Ricci
Chief Financial Officer and Chairman of the Board
Nuance Communications, Inc.
1 Wayside Road
Burlington, Mass 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 29, 2010**
> **Form 8-K Filed November 29, 2010**
> **File No. 000-27038**

Dear Mr. Ricci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Risk 1A. Risk Factors, page 5

1.   You state on page 6 that the "concentration of operations with one manufacturing partner" could contribute to fluctuations in operating results. Please tell us what consideration you have given to disclosing the material terms of your arrangement with the one manufacturing partner in a separate risk factor that describes the risks and uncertainties concerning this relationship. Also tell us whether you are substantially dependent upon any agreements with this manufacturing partner such that you should file the agreements pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

2.   Please consider expanding this section in future filings to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results, rather than providing a description of the company's business. This should include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective textural disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release 33-6835 and 33-8350. For instance, consider discussing the criteria that you use to selectively pursue strategic acquisitions to expand your technology, solutions and resources, how this acquisition strategy affects or is affected by the company's debt load, and how the company decides what portion of the consideration will be paid in cash compared to securities. As a further example, consider discussing some of the pricing pressure in some industries that you discuss in the Q4 2010 earnings conference call and the effect on your financial results.

3.   The disclosures throughout your September 30, 2010 Form 10-K refer to the company's four core markets. We note that during fiscal 2009 you operated in three core markets and in fiscal 2008 you operated in four. Tell us how you considered including a discussion regarding the changes in your core markets from fiscal 2008 to fiscal 2010 and the reasons for such changes. In addition, tell us how you considered discussing how the changes in your core markets impacted your reporting units and how you combine your core markets when establishing your reporting units.

Results of Operations

Total Revenues

Fiscal 2010 Compared to Fiscal 2009, page 24

4.   Throughout your revenue discussion, you refer to products and solutions that have impacted the various revenue line items without quantifying the impact of each product or solution. For example, you attribute the increase in overall healthcare revenue to organic growth in sales of your Dragon Medical products, on-demand solutions as well as SpeechMagic solutions. In addition, you attribute the $57.8 million increase in product and licensing revenue from your Mobile and Consumer market to an increase in your sales of your predictive text products, automotive solutions as well as your fourth quarter launch of Dragon Naturally Speaking 11. Where a material change is attributed to two or more factors, including any offsetting factors, tell us how you

considered quantifying each factor that contributed to such change. We refer you to Section III.D of SEC Release No. 34-26831 and Item 303(a)(3) of Regulation S-K.

Cost and Expenses, page 27

5.   While we note the gross margins for your various revenues streams (e.g. product and licensing; professional services and hosting; and maintenance and support) have remained relatively constant, it appears that there may be significant fluctuations in the gross margins for the individual core market groups within each revenue line item. For instance, we note that professional services and hosting revenues for your Mobile and Consumer and Healthcare markets increased $28.5 million and $31.8 million, respectively in fiscal 2010 compared to fiscal 2009 while the cost of such revenues increased $35.9 million and $1.4 million, respectively. In addition, you attribute the increase in the overall gross margin for professional services and hosting to the growth in your "higher margin healthcare on-demand business." Please provide us with the gross margins for the individual core market groups included in the various revenue line items. To the extent that the gross margins vary significantly amongst the various core market groups or to the extent that a particular core market group experiences a significant fluctuation in the gross margin for one of its revenue streams, tell us how you considered expanding your disclosures to include a discussion of the changes in such margins and the impact on the overall gross margin for such revenues.

6.   Please describe further the facts and circumstances surrounding the $6.8 million write-off of previously capitalized patent defense costs. In this regard, tell us to which patent(s) these costs relate; when the litigation first began; and at what point management determined that it was no longer probable that the company will be successful in the litigation.

Other Income (Expense), Net, page 32

7.   Please provide a breakdown of other income (expense), net for fiscal 2010 ($5.8 million) and 2009 ($7.2 million). Also, tell us what consideration you gave to including a more detailed discussion of such amounts in MD&A, as necessary.

Provision for Income Taxes, page 33

8.   Tell us how you considered expanding your disclosures to explain in greater detail the impact that the foreign tax provisions had on your effective income tax rates and obligations. For instance, you indicate on page 33 that the increase in fiscal 2010 foreign tax provisions, which resulted from increased foreign profits in certain jurisdictions, partially offset the decrease in your effective tax rate. However, it appears from your rate reconciliation table on page 103 that foreign taxes actually contributed to the decrease in your effective tax rate. Please explain further how foreign taxes impacted your effective tax rate. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources

Cash provided by Operating Activities, page 34

9.   We note discussion of fiscal 2010 compared to fiscal 2009 where you mention continuous DSO improvements in 2009. Tell us how you considered providing a full DSO analysis for each period presented and disclosing the actual DSO rates.

10.   Please describe further the nature of the amounts included in (a) unearned revenue and customer deposits and (b) deferred revenue, net of current portion and explain the reasons for the fluctuations in each line item. In this regard, you indicate on page 34 that the billings of your eCopy imaging business contributed to the increase in deferred revenue from fiscal 2010 compared to fiscal 2009. Tell us what impact the eCopy billings had on your deferred revenue balance and describe and quantify for us any other factors that contributed to the increase/decrease in your deferred revenue balances. For instance, you indicate on page 2 that the Healthcare market has experienced a shift in customer preference toward your subscription pricing model. You also indicate on page 25 that there is a continuous migration of customers to your on-demand solutions in the Enterprise market. Tell us what impact, if any, the shift towards your subscription and on-demand models have had on your deferred revenue balances and whether such shift represents a trend in future revenue streams that should be discussed in your Overview section. In addition, tell us how you considered including a discussion regarding the nature of, and changes in, deferred revenue and unearned revenue in either MD&A or in the financial statement footnotes. We refer to Item 303(a) of Regulation S-K.

11.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Executive Compensation, Management, and Other Information (Incorporated by Reference from the Definitive Proxy Statement filed on December 8, 2010)

Compensation Discussion and Analysis, page 14

12.   You state that the performance targets for the performance-based incentive compensation were based on non-GAAP revenue and non-GAAP earnings per shares. Please tell us how these performance measures were calculated from the company's audited financial statements. Ensure that future filings address these calculations. See Instruction 5 to Item 402(b).

13.   We note that you have not provided a quantitative discussion of all of the performance targets used to award executive compensation. For example, you state that the Compensation Committee established minimum and maximum performance targets, but it appears that you have only disclosed a single target for each measure. You also disclose that the compensation of certain

executive officers are based on performance metrics other than revenue and earnings per share, but you do not disclose those targets (i.e., worldwide revenue target, healthcare revenue target, eScription/Focus & Ichart On-Demand revenue target, and the Healthcare operating income target). Further, you state that discretion was exercised by the Compensation Committee in finalizing the appropriate bonus allocations and taking into account each individual performance, but it is unclear how much of the final executive compensation was discretionary and why discretion was exercised. Please advise.

Form 8-K Filed November 29, 2010

14. We note on page 5 of Exhibit 99.2 that you have provided disclosure of DSO on a non-GAAP basis, which is based upon organic non-GAAP revenue. Tell us you considered labeling this measurement as a non-GAAP measure and if you considered providing the GAAP DSO measure in your disclosures reconciled to the non-GAAP measure. Also, tell us how you considered including the disclosures required by Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney at (202) 551-3453, or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief